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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                    REPORT ON FORM 6-K DATED FEBRUARY 8, 2010

                        Commission File Number: 000-51183

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                          SHAMIR OPTICAL INDUSTRY LTD.
                 (Translation of Registrant's Name Into English)

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                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                        Form 20-F [X]   Form 40-F  [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

This report on Form 6-K is hereby incorporated by reference into the
Registration Statements on Form S-8 of the Registrant (registration Nos.
333-137628, 333-145945 and 333-153396.

Attached hereto and incorporated by reference are the following documents:

1.   Exhibit 99.1: The Registrant's Notice of Special General Meeting of
     Shareholders and Proxy Statement for its Special General Meeting of
     Shareholders.

2.   Exhibit 99.2: The form of proxy card in connection with the Registrant's
     Special General Meeting of Shareholders.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                   Shamir Optical Industry Ltd.
                                   (Registrant)

Date: February 8, 2010
                                           By: /s/ David Bar-Yosef
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                                           David Bar-Yosef, Advocate
                                           General Counsel